
Mail Stop 3628

July 17, 2007

By Facsimile (201.750.0414) and U.S. Mail

Karen Singer
212 Vaccaro Drive
Cresskill, New Jersey 07626

Re: Arbinet-thexchange, Inc.
        Schedule 13D filed by Karen Singer on March 16, 2007, as amended
        File No. 5-80439

Dear Ms. Singer:

　　　　We have reviewed the filing and have the following comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note the references to your "investment advisor" and other "advisor" in the Schedule 13D and the in the attached correspondence. Please advise whether you gave any consideration to whether such advisors are beneficial owners of the shares subject to the schedule or should otherwise be identified in the Schedule. See Rule 13d-3. Further, please note that Item 6 would require a description of any contracts, arrangements, understandings, or relationships with respect to the shares. Accordingly, to the extent you have any such arrangements or understandings with your advisors, they should be described.

2.   We note the letters to the company filed as exhibits to your Schedule 13D as amended. The assertions in the letter go beyond the disclosure required by Item 4 and Item 7 of Schedule 13D. What consideration have you given to whether the letters are a solicitation pursuant to Rule 14a-1(l)(iii) of Regulation 14A and, accordingly, should be filed pursuant to Rule 14a-12 of Regulation 14A? Further, please advise whether you have engaged in discussion with other shareholders in connection with the content of the letters and, if so, whether you have any agreements to act together in connection with the subject shares. See Rule 13d-5(b).

You should furnish a response letter keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions